SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
● Press Release: Jon James to leave Tele2 following the merger in the Netherlands, dated April 26, 2019

Jon James to leave Tele2 following the merger in the Netherlands

Stockholm - Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces that Jon James, Executive Vice President and former CEO Tele2 Netherlands leaves the Leadership Team and Tele2 at the end of June.

Following the merger of Tele2 and T-Mobile in the Netherlands, announced on January 2nd2019, Jon James, Executive Vice President and former CEO Tele2 Netherlands, will officially leave Tele2 at the end of June 2019.

- Jon joined Tele2 in 2017 and has been a crucial driver behind the turnaround of Tele2's Dutch operations, ultimately culminating with the merger. Jon and I have worked together for many years and he has contributed greatly to both the success of Com Hem and Tele2 in his two most recent positions. I want to thank Jon for his leadership and engagement, and I wish him the best of luck in whatever challenges he will take on in the future, says Anders Nilsson, President and CEO, Tele2.

- It is a source of great satisfaction to have secured, in just two years, a significant organizational transformation of Tele2 Netherlands plus the successful T-Mobile merger with an unconditional European clearance. This reflects great credit on the Tele2 team, in particular my Dutch colleagues, and I wish them all the best for the future, says Jon James, Executive Vice President and former CEO Tele2 Netherlands.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

TELE2'S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel